Consent of Independent Registered Public Accounting Firm

To the Board of Directors

GlassesOff Inc.

Gentlemen:

We hereby consent to the filing as part of the Prospectus contained in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-191951) of GlassesOff Inc., a Nevada corporation (the “Company”), of our report dated March 17, 2014 relating to the consolidated financial statements of the Company as of December 31, 2013 and 2012 and the related statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013 and for the period from February 5, 2007 (inception date) through December 31, 2013.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Respectfully,

/s/ Yarel + Partners
Yarel + Partners, Certified Public Accountants (Isr.)

Tel Aviv, Israel

April 21, 2014